Offering Statement for
We Are Kula, LLC (“KulaCrate”)

Paul Riss:	paul@netcapital.com

The Company

1. **What is the name of the issuer?**

   We Are Kula, LLC

   136 NE 16th Street

Boca Raton, FL 33432

Eligibility

2. **The following are true for We Are Kula, LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Everett Eaton

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Everett Eaton is a Co-Founder of We Are Kula, LLC. Born and raised in Delray Beach, Florida, Bo is a seasoned beverage industry professional who owns his own local brewery—which he opened in 2013. He has helped start numerous businesses both inside and outside the beverage industry, with a proven track record in building and managing teams, business and brand development, market strategies and event management. A firm believer in giving back to the community, he frequently devotes his time and effort to charitable causes throughout South Florida. 2018 - Present: We Are Kula, LLC, Co-Founder 2017 - Present: FLUID CONSULTING LLC, Managing Director

   Name
   Shawn Rudnick

   Principal occupation and employment responsibilities during at least the last three (3) years with

start and ending dates

Shawn Rudnick is a senior executive in the men's fashion industry offering more than twenty years of hands-on experience in sales, merchandising, sourcing, purchasing, trend forecasting, and management. Mr. Rudnick has worked for and Company 17 alongside some of the most notable names and brands in the street and skatewear industry, including Mark Ecko of Ecko Unlimited, Sean John, Roca Wear, Hudson, Pink Dolphin, Neff, Black Pyramid & American stitch to name a few. Rudnick started his brand, Hipstar, just as the sneaker collecting craze was ramping up and after nearly a decade working in sales and planning for the industry. Hipstar had a great five year run with sneakerheads worldwide and proved you could take an underground culture to the mainstream mall stores. After Hipstar, Rudnik launched Showroom 305 - A multi-brand showroom deeply rooted in the men's lifestyle market. Rudnick is now known as a brand builder in the industry, focusing on brand placement, sourcing, and trend forecasting. The showroom has since expanded into the boys and accessories market. Mr. Rudnick currently serves as the Chief Operations Officer for KulaCrate and has since its inception. 2013 - Present: Showroom305 LLC, President, Founder 2017 - Present: Nakatomi Trading Company LLC, Managing Partner

Name

Vaughan Dugan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vaughan Dugan is a restaurateur and serial entrepreneur with a long history of successful management of a variety of businesses. In 2006, Dugan co-founded Pizza Fusion, an innovative, eco-friendly pizza restaurant. At its height, the company boasted 50 franchises. He is currently a partner in an Asian fusion restaurant concept, Kapow Noodle Bar, with locations in Boca Raton an West Palm Beach, Florida with a third location under contract in Fort Lauderdale. Dugan is an alumnus of Florida Atlantic University and views his role as a community advocate as a top priority. Aside from serving as the Vice-Chairman on the Florida Atlantic University College of Education Advisory Board, he is very active with the FAU College of Business as a student mentor. Mr. Dugan currently serves as KulaCrate's Chief Executive Officer and has since its inception. 2011 - Present: KAPOW NOODLE BAR, Managing Partner 2015 - Present: DUGAN AND DAME, LLC, Managing Member 2018 - Present: DUGAN HOLDINGS GROUP LLC, Managing Member

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Vaughan Dugan

Securities:	450,000
Class:	Membership Interest Units
Voting Power:	36.0%

Shawn Rudnick

Securities:

450,000

Class:	Membership Interest Units
Voting Power:	36.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Problem Worth Solving: Teachers are a vital part of society, producing young and productive minds. However, because they are often government or not-for-profit jobs, a teacher's compensation is minimal. Teachers choose their professions because they are driven to undertake a profound responsibility. Classrooms are ubiquitously underfunded, despite their necessity. This cannot be allowed to affect lesson plans and curriculums directly, and often results in physical scarcities around the classroom. Consequently, dedicated teachers purchase supplies using their own funds. These expenditures can add up to a significant amount, when compared to a teacher's salary, especially for elementary school classrooms where play is a vital part of learning. Parents have increasingly responded to these budget deficits, purchasing supplies for their children's classes. Although financial contributions from parents have helped, teachers still report spending an average of $650 of their own pay as of 2017. Furthermore, 590,000 teachers reported spending more than $1,000 annually. Even with spending this much, it has still not alleviated the need for supplies in the classroom, with needs still being unmet. There are currently few remedies to this; teachers can either pay from their own funds or forfeit otherwise valuable lesson plans. This problem is slowly compounding, as classroom budgets are further cut. Additionally, educational technology has begun playing a more significant role in classrooms, something many schools have rarely paid for out of their own budgets. Validation of Problem: Numerous studies have shown how inadequate teacher salaries are relative to their cost of living, especially when their level of education is taken into consideration. To make ends meet, teachers are increasingly taking second jobs. A recent study by Ed Week found that 1 in 5 teachers have additional employment, earning an average of $5,100 from the extra positions. Studies have shown that teachers have a growing dissatisfaction with their salaries. These problems are compounded by the constant need to make purchases that should be covered by schools. Our Solution: Kula Crate is a crowdfunding platform connecting teachers to the resources they need for their classrooms and ensuring every lesson plan has the materials to be effective. Teachers can leverage the network of parents to share in the cost of supplies. Parents are already purchasing supplies for their children's classrooms. Our platform streamlines that need making communication and purchasing easier for everyone. The platform is simple: teachers start by creating a portal for their classroom. They are then able to upload emails from parents and other potential donors who are sympathetic to their needs. Each user can then donate a small portion of funds to the classroom's monthly shipment of supplies. Teachers don't have to stress about paying out of pocket and going to buy school supplies, and parents don't have to leave the house to pick up school supplies at a busy big-box store. Shipments are sent to teachers on a monthly basis and are curated by our team to fit the needs of each classroom. In addition to school supplies, the shipment will contain downloadable curriculum, books, and lesson plans as well as seasonal décor. Each crate will be specific to the grade and age of the students in the class. Some of the most needed supplies are disposable products and cleaning supplies to maintain not just an enriching learning environment, but also a clean classroom for our children. The cost of the monthly crate will be $100 plus an additional fee of $10 for shipping.

KulaCrate currently has 2 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in We Are Kula, LLC speculative or risky:**
    1. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    2. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.
    3. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.
    4. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.
    5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.
    6. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected
    7. If we cannot purchase school supplies, classroom decor, and curriculum at a favorable margin, we will need significantly more capital to sustain a much longer growth runway.

8. Supply chain risks including process breakdowns, supplier failure, poor material and materials/product quality, could have a significant impact on our business to remain open should we run into these types of issues. Other supply chain risks that could materially adversely affect business, includes but is not limited to product shortages, price increases, poor supplier relationships, product availability, turnaround time, discontinued items and procurement guarantees.

9. At the time of this offering, there is no significant government funding for teachers to help pay for their school supplies. If adequate funding for teachers is ever secured, it would have a significant negative impact on the business, most likely forcing the business to close its doors.

10. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

11. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

12. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

13. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

14. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

15. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

16. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

17. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

18. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

19. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

20. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

We Are Kula, LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $106,875 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   KulaCrate expects to use the proceeds from this offering for general and administrative expenses, cost of goods (school supplies) and marketing of the platform on social media platforms such as Facebook, Instagram, and Pinterest. Other uses may include other marketing expenses such as photography, videos and branded promotional items for teachers. Managers will receive no compensation from this offering.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$5,237
School supplies	$4,000	$40,000
Marketing	$4,000	$40,000
Operating expenses	$1,510	$21,638
Total Use of Proceeds	**$10,000**	**$106,875**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and We Are Kula, LLC must agree that a transfer agent, which keeps records of our outstanding Membership Interest Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $2.25 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Membership Interest Units	10,000,000	1,239,500	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Some of the demand loans payable to our members may be converted into membership interest units at a later date. No terms or conversion rates have been determined. If we issue equity as payment of debt, the equity issuance will dilute your ownership interest in the Company.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

Any investor that participates on a Netcapital trading platform is granted a perpetual waiver from the provisions in our Operating Agreement that limit or restrict the ability of a member to transfer membership interest units. If you purchase membership interest units in this offering, you are not subject to the transfer restrictions as noted in Article 9 of our Operating Agreement.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's Operating Agreement can be amended by the holders of the Member Units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our management team may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority owners may decide to issue additional units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per unit will be reduced because of dilution, and the market price of our units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has a negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our related-party lenders do not continue to cooperate with us, we could be forced to discontinue our operations.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Vaughan Dugan
Amount Outstanding:	$160,000
Interest Rate:	0.0%
Maturity Date:	Payable On Demand

Other Material Terms:

No terms, this is related party debt from one of the founders. The plan is to eventually convert this debt into equity.

Creditor(s):	Shawn Rudnick
Amount Outstanding:	$30,000
Interest Rate:	0.0%
Maturity Date:	Payable On Demand

Other Material Terms:

No terms, this is related party debt from one of the founders. The plan is to eventually convert this debt into equity.

25. **What other exempt offerings has We Are Kula, LLC conducted within the past three years?**

Date of Offering:	10/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Membership Units
Amount Sold:	$50,000
Use of Proceeds:	G&A and purchasing supplies.

Date of Offering:	06/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Membership Units
Amount Sold:	$500,000
Use of Proceeds:	

This was an investment from SilverTech. This was an in-kind investment, so we issued membership units for services including technology and platform development, automated marketing setup and other high-level partnerships.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Vaughan Dugan	CEO	loan	$160,000
Shawn Rudnick	COO	loan	$30,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    We have not audited the accompanying balance sheet of WE ARE KULA LLC (a development stage company) and the related statements of operations, changes in stockholders' equity, and cash flows for the period from the company's inception to December 31, 2018. In our opinion, the financial statements we've included, present fairly, in all material respects, the financial position of WE ARE KULA LLC as of December 31, 2018, and the results of its operations and its cash flows for the period from its inception to December 31, 2018, in conformity with generally accepted accounting principles in the United States of America. The Company is in the development stage and has not yet commenced operations. Its ability to continue as a going concern is dependent upon its ability to develop additional sources of capital and ultimately achieve profitable operations. Without the capital from this Regulation CF offering, the company would most likely not be able to sustain operations for longer than 6 months. Up to this point in time, we have been able to fund the Company with loans from our members and by issuing membership interest units in exchange for services. Our income statement for the year ended December 31, 2019 will be similar to our December 31, 2018 statement with regard to our operating costs and lack of revenues. As noted, the owners have continued to lend money to the Company, and have advanced an aggregate of $190,000, up from $107,222 at December 31, 2018. These funds, in addition to the equity-based compensation paid to SilverTech for the technology and platform development services, have contributed to the advancement of our product development efforts. In the year 2019, we focused mostly on developing our software capabilities. We issued common units in an amount of $500,000 to finance software development. This added $125,000 in amortization expense increasing our net loss to $215,650 from $109,081 in 2018. However, a lower operating loss compared to the previous year shows that we have improved our operational efficiency during our last fiscal year.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    ## Taxes

Total Income	Taxable Income	Taxes Paid
$110	($109,081)	$0

    See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
       1. **in connection with the purchase or sale of any security?**
       2. **involving the making of any false filing with the Commission?**
       3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
       1. **in connection with the purchase or sale of any security?;**
       2. **involving the making of any false filing with the Commission?**
       3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**

1. at the time of the filing of this offering statement bars the person from:
   1. association with an entity regulated by such commission, authority, agency or officer?
   2. engaging in the business of securities, insurance or banking?
   3. engaging in savings association or credit union activities?
2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

We Are Kula, LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript: My mother was a teacher for 35 years, a single mom. So I saw firsthand what it meant to see her struggle and pull out of pocket for these students. A lot of times, some of these other crowdfunding platforms, we aren't quite sure if the money is actually hitting the classrooms and benefiting the students. These kids who so desperately need them. Kula Crate is a crowdfunding platform for one of America's most valuable resources. So when I was switching careers and I mentioned to some people that I wanted to be a teacher. They said the first thing you need to know is: Are you willing to live a life of poverty? We could get school supplies by the families, by friends, that would be such a bonus, such a help because I'm the one supplying 3/4 of this classroom. Kula Crate is curated by teachers, for teachers. Each month we ship a box of school supplies, downloadable curriculum, and other classroom resources direct to your school. Did you know that the average teacher pays $1,000 out of pocket every year to fund their own classroom? Per year, the amount I spend on classroom materials and supplies, I'm guessing is about one thousand dollars. Something that you keep seeing, that they come to school with broken shoes and we can't do anything about it. Money is just coming out of our pockets because we feel bad. More often than not the burden falls on the teachers themselves. So teachers, go on KulaCrate.com and sign up now. Create your online profile and we'll take care of the rest.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Formation: certificateofformation.pdf
    Certificate of Incorporation: certificateofincorporation.pdf
    Operating Agreement: operatingagreement.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: www.kulacrate.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.